SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/10/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
446,513

8. SHARED VOTING POWER
334,398

9. SOLE DISPOSITIVE POWER
446,513
_______________________________________________________

10. SHARED DISPOSITIVE POWER
334,398


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
780,911 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.04%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
446,513

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
446,513
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
446,513 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.88%

14. TYPE OF REPORTING PERSON

IC
___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
446,513

8. SHARED VOTING POWER
334,398

9. SOLE DISPOSITIVE POWER
446,513
_______________________________________________________

10. SHARED DISPOSITIVE POWER
334,398


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
780,911 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.04%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
446,513

8. SHARED VOTING POWER
334,398

9. SOLE DISPOSITIVE POWER
446,513
_______________________________________________________

10. SHARED DISPOSITIVE POWER
334,398


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
780,911 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.04%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
446,513

8. SHARED VOTING POWER
334,398

9. SOLE DISPOSITIVE POWER
446,513
_______________________________________________________

10. SHARED DISPOSITIVE POWER
334,398


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
780,911 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.04%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed March 16, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
Bulldog Investors, LLC hereby withdraws, and will not solicit proxies in connection with, its stockholder proposals and nominees for election as directors in connection with the upcoming stockholder meeting, and does not intend to conduct its conditional tender offer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on June 30, 2015, there were 6,483,604 shares of common stock outstanding as of April 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 13, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 780,911 shares of LBF (representing 12.04% of LBFs outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 780,911 shares of LBF include 446,513 shares (representing 6.88% of LBF's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, Opportinity Income Plus, LP and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 780,911 shares of LBF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 334,398 shares (representing 5.16% of LBF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 446,513 shares. Bulldog Investors, LLC has shared power to dispose of and vote 334,398 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of LBF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 7/13/15 no shares of LBF were traded.



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See attached Standstill Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A -  Standstill Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/14/15

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:


				STANDSTILL AGREEMENT

This Standstill Agreement (the "Agreement") is made and entered into effective as of the 9th day of July, 2015 by and among Deutsche Global High Income Fund, Inc. ("LBF"), a Maryland corporation, Deutsche High Income Opportunities Fund, Inc. ("DHG"), a Maryland corporation, Deutsche Investment Management Americas Inc. ("DIMA"), a Delaware corporation having a place of business at 345 Park Avenue, New York, New York, Bulldog Investors LLC, a New Jersey limited liability company having a place of business at Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, and its officers, directors, partners, employees and "affiliated persons" (as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")) (collectively, "Bulldog"). Any pooled investment vehicles or accounts managed or controlled by Bulldog or its affiliated persons are referred to herein collectively as "Bulldog Funds."

    WHEREAS, DIMA is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory or investment management contracts as the investment adviser or investment manager, as applicable, to various registered closed-end management investment companies, including LBF, DHG, Deutsche High Income Trust ("KHI"), Deutsche Multi-Market Income Trust ("KMM"), Deutsche Strategic Income Trust ("KST"), Deutsche Municipal Income Trust ("KTF") and Deutsche Strategic Municipal Income Trust ("KSM") (these seven funds are collectively referred to herein as the "Deutsche Closed-End Funds");

    WHEREAS, Bulldog and the Bulldog Funds are stockholders of LBF and DHG, and have submitted, or have provided notice of their intention to submit, stockholder proposals for consideration at the next annual meeting of stockholders of LBF and DHG, have provided notice of their intention to solicit proxies in support of Bulldog nominees for election as directors at that meeting, and have announced their intention to conduct a self-tender for shares of LBF and DHG subject to certain conditions (collectively, the "Current
 Bulldog Proposals"):

    WHEREAS, LBF, DHG, Bulldog and certain Bulldog Funds have entered into a separate Letter Agreement dated May 19, 2015 regarding confidentiality and other obligations with respect to discussions regarding the Current Bulldog Proposals (the "Letter Agreement") and

    HEREAS, the parties to this Agreement wish to resolve matters concerning the Current Bulldog Proposals;

    NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims, whatsoever by any of the parties, the parties agree as follows:

1. Proposal to the Board. Promptly following the execution of this Agreement, DIMA shall propose to the Boards of Directors and Boards of Trustees of the Deutsche Closed-End Funds (collectively, the "Board") undertaking the following measures:

(a) The Board should approve, and recommend that stockholders of DHG approve at DHG's 2015 annual stockholders meeting ("DHG 2015 Meeting"), which DHG 2015 Meeting shall be convened on or prior to September 30, 2015, an amendment to DHG's Articles of Incorporation requiring the liquidation and dissolution of DHG effective as of a date no more than thirty
      (30) months following the initial date of the DHG 2015 Meeting, with the precise date to be established by the Board (the "DHG Amendment").

(b) The Board should approve, and recommend that stockholders of LBF approve at LBF's 2015 annual stockholders meeting ("LBF 2015 Meeting"), which LBF 2015 Meeting shall be convened on or prior to September 30, 2015, an amendment to LBF's Articles of Incorporation requiring the liquidation and dissolution of LBF effective as of a date no more than twenty-four (24) months following the initial date of the LBF 2015 Meeting, with the precise date to be established by the Board
      (the "LBF Amendment", and together with the DHG Amendment, the "Amendments").

(c)   DIMA, DHG (in the case of the DHG Amendment) and LBF (in the case of the
      LBF       Amendment) shall use customary and reasonable efforts to
      solicit and obtain proxies in favor of approval of the Amendments.

(d) The Board should authorize the issuance of a press release to announce its approval of the Amendments, that the DHG Amendment will be presented to stockholders for approval at the DHG 2015 Meeting, and that the LBF Amendment will be presented to stockholders for approval at the LBF 2015 Meeting (the "Announcement"). This press release shall be substantially in the form attached as Exhibit A to this Agreement, subject to any non-material changes as may be approved by the Board or its counsel, or to any other changes as may be agreed to by the parties.

In the event the DHG Amendment or the LBF Amendment does not receive the requisite stockholder approval at the 2015 Meetings, the parties agree to work together in good faith toward an alternative liquidity event.

2. Bulldog Obligations. Provided that the Announcement is issued no later than July 15, 2015, effective upon the Announcement, Bulldog and the Bulldog Funds agree as follows:

(a) Bulldog and the Bulldog Funds shall be deemed to have withdrawn all Current Bulldog Proposals (including all stockholder proposals, proposed slates of nominees, self-tender offers or other proposals) with regard to DHG and LBF, and shall promptly make any required regulatory filings, including but not limited to amendments to Schedule 13D filings, affirming such withdrawal of the Current Bulldog Proposals. Bulldog and the Bulldog Funds shall also discontinue any proxy solicitation with respect to the Current Bulldog Proposals and neither Bulldog nor the Bulldog Funds shall introduce any proposal or nomination at either the DHG 2015 Meeting or the LBF 2015 Meeting.

(b) Bulldog and each Bulldog Fund shall, for so long as this Agreement remains in effect or until the Release Date (as defined below) if earlier:
      (i) refrain from directly or indirectly making, supporting or encouraging any stockholder proposals concerning any Deutsche Closed-End Fund; (ii) vote in accordance with the Board's recommendations on nominees for election as Directors/Trustees of any Deutsche Closed-End Fund; (iii) vote in accordance with the Board's recommendations on any other matters affecting the Funds, including but not limited to the Amendments; (iV) refrain from directly or indirectly soliciting or encouraging others to vote against the Board's recommendations on any matters affecting any Deutsche Closed-End Fund; (v) refrain from proposing any nominees for election to the Board; (vi) refrain from directly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving any Deutsche Closed-End Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of a Deutsche Closed-End Fund's assets; (vii) refrain from granting a proxy with respect to shares of any Deutsche Closed-End Fund other than to officers of, or other persons named as proxies by, such Deutsche Closed-End Fund; (viii) refrain from executing any written consent with respect to any Deutsche Closed-End Fund shares other than as may be solicited by such Deutsche Closed-End Fund; (ix) refrain from joining or participating in a group concerning any Deutsche Closed-End Fund; (x) refrain from seeking the removal of any member of the Board;
      and (xi) refrain from seeking control or influence over the management or policies of any Deutsche Closed-End Fund. For the purposes of this Agreement, the "Release Date" will be the earliest of the following:
      (a) June 30, 2019 or the day following the Closed-End Funds' 2019 annual stockholders/shareholders meetings, whichever is later, or (b) such other date as the parties may agree in writing.

Notwithstanding subparagraphs (b)(ii) and (b)(iii) above, with respect to any Bulldog Fund operating pursuant to Section 12(d)(1)(E) of the 1940 Act and therefore obligated to vote certain of its shares in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa), any such shares may be voted in accordance with Section 12(d)(1)(E)(iii)(aa).

3. No Disparagement. For a period from the date hereof through the Release Date, each party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other party, their members, directors, officers, employees or affiliates, or any of the members of the Board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. No Assignment. This Agreement shall be binding upon the parties and, except as otherwise provided herein, upon their respective legal successors. No party may assign this Agreement without the prior written consent of each other party and any such attempted assignment shall be void.

5. Third-Party Beneficiaries. The parties agree that the Deutsche Closed-End Funds are intended as third-party beneficiaries of this Agreement, and that any Deutsche Closed-End Fund is entitled to rely on and may enforce the terms and provisions hereof directly as if it were a party hereto.

6. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

7. Jurisdiction. The parties agree that the United States District Court for the Southern District of New York (the "District Court") shall have exclusive jurisdiction to hear and determine any suit, action or proceeding arising under this Agreement. For such purpose, each of the Parties irrevocably submits to the District Court's jurisdiction. If the District Court lacks federal subject matter jurisdiction with respect to any such suit, action or proceeding, each of the Parties irrevocably agrees that any state court sitting in the City and County of New York (the "State Court") shall have exclusive jurisdiction to hear and determine any such suit, action or proceeding; and, for such purpose, each of the Parties irrevocably submits to the State Court's jurisdiction and agrees that the Parties will request any such case be assigned to the State Court's Commercial Division.

8. Waiver of Jury Trial. To the fullest extent permitted by applicable law, each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any suit, action or proceeding arising under this Agreement.

9. Damages; Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to another party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by another party of its obligations under this Agreement, each non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations of the breaching party under this Agreement.

10. Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties
      hereto       unless made in writing and duly signed by all parties.

11. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision or provisions.

12. No Waiver. A waiver or breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

13. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

14. Term and Termination. This Agreement shall remain in effect until the earliest of the following: (a) June 30, 2019 or the day following the Closed-End Funds" 2019 annual stockholders/shareholders meetings, whichever is later, or (b) such other date as the parties may agree in writing.

15. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 15, all notices to the respective parties shall be directed to:

	If to DHG or LBF:

	c/o Deutsche Investment Management Americas Inc.
	One Beacon Street
	Boston, Massachusetts 02108
	Attention:  Secretary of the Deutsche Funds

	If to DIMA:
	Deutsche Investment Management Americas Inc.
	One Beacon Street
Boston, Massachusetts 02108
	Attention:  John Millette, Chief Legal Officer
	Telephone:  (617) 295-2572
	Facsimile: (617) 295-4326

	with a copy to:

	Deutsche Investment Management Americas Inc.
	One Beacon Street
	Boston, Massachusetts 02108
	Attention: Caroline Pearson, Esq.
	Telephone: (617) 295-2565
	Facsimile: (617) 443-7059

	If to Bulldog or the Bulldog Funds:

	Bulldog Investors, LLC
	Park 80 West - Plaza Two
	250 Pehle Ave., Suite 708
	Saddle Brook, NJ  07663
	Telephone:  (201) 881-7100
	Facsimile:  (201) 556-0097


16.	Letter Agreement. For sake of clarity, the Letter Agreement shall remain in full force and effect in accordance with its terms following the execution of this Agreement.

17.	Entire Agreement. This Agreement together with any written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.


	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DEUTSCHE GLOBAL HIGH INCOME FUND, INC.

By:/s/ Brian Binder
Name: Brian Binder
Title: President

DEUTSCHE HIGH INCOME OPPORTUNITIES FUND, INC.

BBy:/s/ Brian Binder
Name: Brian Binder
Title: President

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

By:/s/ Caroline Pearson
Name: Caroline Pearson
Title: Managing Director

By:/s/John Milletto
Name: John Milletto
Title: Director

BULLDOG INVESTORS, LLC

By:/s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Member


  Deutsche Asset
& Wealth Management

  Press Release


  FOR IMMEDIATE RELEASE

  For additional information:

  Deutsche Bank Press Office (212) 250-5536
  Shareholder Account Information (800) 294-4366
  Deutsche Closed-End Funds (800) 349-4281



Certain Deutsche Closed-End Funds Announce Approval of Liquidation and
                        Dissolution Proposals

New York, NY, July 10, 2015 - Deutsche Global High Income Fund, Inc. (NYSE: LBF) and Deutsche High Income Opportunities Fund, Inc. (NYSE: DHG) (each, a "Fund," and, collectively, the "Funds") announced today that each Fund's Board of Directors approved, subject to stockholder approval, an amendment to the Fund's Articles of Incorporation requiring the liquidation and dissolution of the Fund.

   With respect to DHG, the Board approved, and recommends that stockholders of DHG approve at the Fund's 2015 annual meeting of stockholders scheduled to be held on September 30, 2015, an amendment to DHG's Articles of Incorporation requiring the liquidation and dissolution of DHG effective as of a date no more than thirty (30) months following the initial date of the Fund's 2015 annual meeting of stockholders, with the precise date to be established by the Board.

   With respect to LBF, the Board approved, and recommends that stockholders of LBF approve at the Fund's 2015 annual meeting of stockholders scheduled to be held on September 30, 2015, an amendment to LBF's Articles of Incorporation requiring the liquidation and dissolution of LBF effective as of a date no more than twenty-four (24) months following the initial date of the Fund's 2015 annual meeting of stockholders, with the precise date to be established by the Board.

   Details of the proposals will be set forth in the proxy statement for each Fund's 2015 annual stockholders' meeting.

   Deutsche Investment Management Americas Inc. ("DIMA"), each Fund's investment adviser, proposed the amendments to each Fund's Articles of Incorporation to the Board pursuant to the terms of a Standstill Agreement that DIMA and the Funds have entered into with Bulldog Investors, LLC ("Bulldog"), a large stockholder in the Funds, and certain parties associated with Bulldog. Under the terms of the Standstill Agreement, Bulldog has agreed, among other things, to withdraw its stockholder proposals and director nominations for each of DHG's and LBF's upcoming annual meetings of stockholders. The Funds have been advised that Bulldog will file a copy of the Standstill Agreement with the Securities and Exchange Commission as an exhibit to its Schedule 13D. For more information on the Funds, including their most recent month-end performance, visit www.deutschefunds.com or call
(800) 349-4281.


                          Important Information

Deutsche Global High Income Fund, Inc. seeks high current income with a secondary objective of capital appreciation. Bond investments are subject to interest-rate, credit, liquidity and market risks to varying degrees.
When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Floating rate loans tend to be rated below-investment-grade and may be more vulnerable to economic or business changes than issuers with investment-grade credit. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Leverage results in additional risks and can magnify the effect of any gains or losses.

Deutsche High Income Opportunities Fund, Inc. seeks high current income with a secondary objective of total return. The Fund pursues its investment objectives by investing primarily in securities designed to generate income, with the potential for capital appreciation being a secondary consideration.
The Fund may invest in a broad range of income-producing securities, including, but not limited to, domestic and foreign debt securities of any credit quality or maturity (including below investment grade debt securities and debt securities of issuers located in countries with new or emerging securities markets), convertible securities (including convertible bonds), dividend-paying common stocks, preferred stocks, and securities of real estate investment trusts ("REITS"), energy trusts and other investment companies. The Fund may invest in debt securities not paying interest currently and securities in default. In addition, the Fund may invest in senior bank loans, including bank loan participations and assignments. The Fund may buy or sell protection on credit exposure and may also purchase securities on a when-issued basis and engage in short sales. The Fund may invest in cash or money market instruments in the event portfolio management determines that securities meeting the Fund's investment objectives are not readily available for purchase. Future earnings of the Fund cannot be guaranteed and the Fund's dividend policy is subject to change. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate, credit, liquidity and market risks to varying degrees. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investments in lower-quality ("junk bonds") and non-rated securities present greater risk of loss than investments in higher-quality securities. There are special risks associated with an investment in real estate, including REITs. These risks include credit risk, interest rate fluctuations and the impact of varied economic conditions.
Stocks may decline in value. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increase volatility. Leverage results in additional risks and can magnify the effect of any gains or losses.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund's shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

Past performance is no guarantee of future results.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

     NOT FDIC/ NCUA INSURED . MAY LOSE VALUE . NO BANK GUARANTEE
     NOT A DEPOSIT . NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY



Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services.
(R-38946-1) (07/15)